r77d.txt




PIMCO Equity Series VIT

Supplement Dated March 6, 2012 to the   Administrative Class Prospectus,
Advisor Class Prospectus and Institutional Class Prospectus (each dated
April 29, 2011) (each a "Prospectus"), each as supplemented from time to time

Disclosure Related to Investment in Other Investment Companies

Effective immediately, the second paragraph of the "Characteristics and Risks of Securities and Investment Techniques - Investment in Other Investment Companies" section in each Prospectus is deleted in its entirety and replaced with the following:

The Portfolio may invest in certain money market funds and/or short-term bond funds ("Central Funds"), to the extent permitted by the 1940 Act, the rules thereunder or exemptive relief therefrom. The Central Funds are registered investment companies created for use solely by the series of the Trust, PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust and PIMCO Equity Series, other series of registered investment companies advised by PIMCO, in connection with their cash management activities. The main investments of the Central Funds are money market instruments and short maturity Fixed Income Instruments. The Central Funds may incur expenses related to their investment activities, but do not pay investment advisory or supervisory and administrative fees to PIMCO.


Investors Should Retain This Supplement For Future Reference